UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Medtronic Public Limited Company

(Exact name of Registrant as Specified in its Charter)

Ireland	1-36820	98-1183488
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20 On Hatch, Lower Hatch Street Dublin 2, Ireland	n/a
(Address of principal executive offices)	(Zip Code)

Gary Ellis	763-514-4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 - Conflict Minerals Disclosure

Items 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Medtronic Public Limited Company (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2014 to December 31, 2014.

A copy of Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto. On January 26, 2015, Medtronic, Inc. and Covidien Public Limited Company (now known as Covidien Limited) became wholly owned subsidiaries of the Company. Since Medtronic, Inc. and Covidien Limited were separate legal entities for the full reporting period, the Conflict Minerals Report includes separate parts detailing the due diligence measures undertaken by each entity for the reporting period. A copy of the Conflict Minerals Report is publicly available through our website: www.medtronic.com (under the “Investors” caption and “SEC Filings” subcaption).

Item 1.02	Exhibits

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2.01 - Exhibits

The following exhibit is filed as part of this report

Exhibit 1.01 - Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MEDTRONIC PUBLIC LIMITED COMPANY

By	/s/ Gary L. Ellis	May 27, 2015
	Gary L. Ellis	(Date)
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Medtronic Public Limited Company

Form SD

Exhibit No.	Description

1.01	Conflict Minerals Report